ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated April 3, 2007 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

Effective April 28, 2007, the ING American Century Select Portfolio (Initial Class) will merge into the ING BlackRock Large Cap Growth Portfolio (Class I). After the close of business on April 27, 2007, all existing account balances invested in the ING American Century Select Portfolio (Initial Class) will be transferred to the ING BlackRock Large Cap Growth Portfolio (Class I). The ING BlackRock Large Cap Growth Portfolio (Class I) will be added to your contract on April 30, 2007.

Unless you provide us with alternative allocation instructions, all future allocations directed to the ING American Century Select Portfolio (Initial Class) after the date of the merger will be automatically allocated to the ING BlackRock Large Cap Growth Portfolio (Class I). You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

> For all <u>regular mail</u>, please use:
> Opportunity Plus Service Center
> ING National Trust
> P.O. Box 9810
> Providence, RI 02940-8010
>
> For <u>overnight mail</u>, please use:
> Opportunity Plus Service Center
> ING National Trust
> 101 Sabin Street
> Pawtucket, RI 02860
>
> 1-800-OPP-INFO
> 1-800-677-4636

See also the Transfers section of your Contract Prospectus or Investment Options section of your Contract Prospectus Summary for further information about making fund allocation changes.

X.75962-06I   April 2007
C07-0327-001R